[Lowenstein Sandler PC Letterhead] Steven M. Skolnick Member of the Firm Tel 973 597 2476 Fax 973 597 2477 sskolnick@lowenstein.com

November 22, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3030
100 F Street, N.E.
Washington, D.C.  20549

Attn:  John Archfield

RE:	Coffee Holding Co., Inc. (the "Company")
Form 10-K for the Fiscal Year Ended October 31, 2009 Filed January 28, 2010
File No. 1-32491

Dear Mr. Archfield:

The Company is in receipt of the letter of comment dated October 29, 2010 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”).  As discussed, the Company has requested an extension in its time to respond to the comment letter until Tuesday, November 30, 2010.

If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2476.

Very truly yours,

/s/ Steven Skolnick

Steven Skolnick

cc:           Andrew Gordon